Mail Stop 3561


September 9, 2005


John Chapple
President, Chief Executive Officer
  and Chairman of the Board
Nextel Partners, Inc.
4500 Carillon Point
Kirkland, Washington  98033

RE:  	Nextel Partners, Inc.
      Preliminary Revised Schedule 14A
      File No. 0-29633
	Filed August 25, 2005

Dear Mr. Chapple:

	We have limited our review of your preliminary Schedule 14A to disclosure related to the exercise of the "put right" described in your certificate and related matters and have the following comments.
Please revise your filings to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Letter to Class A Common Stockholders

1. Please make more prominent the fact that holders will not know the price they will receive for their shares at the time they vote to exercise the put. For example, put the information in a box or in bold text.
Questions and Answers, page 1

2. Tell us in your response letter what consideration you have given to providing timely information to Class A common stockholders of the outcome of various steps of the appraisal process. For example, how and when do you intend to notify stockholders of the fair market value determinations of each appraiser? Have you considered providing stockholders a toll-free telephone number through which they will be informed of the price determinations as soon as practicable? Please expand your disclosure to discuss how and when stockholders will receive information about the outcome of various steps of the appraisal process.

Proposal One:  Exercise of the Put Right, page 9

Analysis of Nextel Partners` Financial Advisor, page 10

3. We note your response to our prior comment seven concerning disclosure of Morgan Stanley`s fee upon consummation of the Class
A
common sale.  Please address the following points:

* Tell us in your response letter why you believe that your non-quantified disclosure on page 54 regarding Morgan Stanley`s compensation complies with the disclosure requirements of Item
1015(b) of Regulation M-A.

* So that investors will realize the extent of Morgan Stanley`s interest in the vote and the outcome of the appraisal process when considering your disclosure about its role in the transaction, please disclose Morgan Stanley`s minimum and maximum compensation in the summary. To the extent that you do not disclose in the summary the details about the formula by which Morgan Stanley will be paid, please convey how the increase in the size of Morgan Stanley`s fee is in direct proportion to the size of different estimates of the price to be paid the Class A holders for their shares.

Recent Developments, page 19

4. Please update the disclosure throughout the proxy statement to address the recent decision by the arbitration panel.

Proposal One-Exercise of the Put Right, page 35

The Put Right, page 38

5. Please further expand your discussion of material uncertainties and differing interpretations that may result from the factors listed in the fair market value definition. You refer to Nextel Communications` and Sprint Nextel`s filings where they express "their views of the put right." Consider expanding your disclosure to address your consideration of their views regarding the material factors that comprise the definition. Since Nextel Communications/Nextel WIP is the other party that your charter affords the right to choose an initial appraiser that will have significant discretion in determining fair market value, it seems your discussion of how you considered Nextel Communications` views may be relevant to your holders` consideration of the proposals.

In this regard, we note you have discussed that there may be differing views as to the "value to which the control premium should be applied and as to the size of any control premium" as well as how the term "unaffected public market stock price" may be differently interpreted. Sprint Nextel`s August 17, 2005 Rule 425 filing also suggests, for instance, different interpretations of the charter terms "willing buyer" and "willing seller" and to what degree the valuation process should "take into account the changing competitive environment, including the emergence of new technologies and evolution of roaming, which may impact [your] growth prospects and margins." Please revise your disclosure to address the material differing interpretations of the factors that comprise the fair market value definition.



Recommendation of the Special Committee, page 46

6. We note your response to our prior comments 17 and 18 as well as
your statement on page 50 that "Morgan Stanley believed that a valuation of Nextel Partners would include the following assumptions:
.... (5) the determination of fair market value would be dependent upon Nextel Partners management`s estimates of the future performance of the business." Please further revise your disclosure to discuss how the special committee considered this aspect of Morgan Stanley`s analysis, how this assumption fits within the definition of fair market value in the charter, and the role management`s estimates of the future performance of Nextel Partners played in the committee`s conclusions about fair market value, the appraisal process and the recommendation to exercise the put right.

*	*	*	*

      As appropriate, please revise your filing and respond to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

	You may contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or Kathleen Krebs, Special Counsel, at (202) 551-3810, with any questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


cc:	via facsimile (212-403-2225)
      Stephanie Seligman, Esq.
	Wachtell, Lipton, Rosen & Katz
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Mr. Chapple
Nextel Partners, Inc.
September 9, 2005
Page 2